VF 5-10-02

02022435

ITED STATES
) EXCHANGE COMMISSION
..ington, D.C. 20549

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SEC FILE NUMBER
8- 52838

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

RECEIVED MAY 9 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Arlington Boulevard
(No. and Street)

Falls Church, Virginia 22042
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott James 703-533-2500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayah, Tamba, S.
(Name — *if individual, state last, first, middle name*)

7005 Good Luck Road New Carrollton, Maryland 20784-3621
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Scott S. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott James Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Subscribed and sworn to before me, this 2 day of MAY, 2002

Notary Public

My Commission Expires 4.30.03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Independent Auditor's Report

We have audited the accompanying statement of assets and liabilities of The Scott James Group, Inc., including the schedule of investments, as of December 31, 2001, the related statement of operations and changes in net assets and the Financial Highlights for the period then ended. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Scott James Group, Inc., as of December 31, 2001, the results of its operations and changes in net assets for the year then ended, and the financial highlights as of December 31, 2001, in conformity with generally accepted accounting principles.

Tamba S. Mayah, CPA
New Carrollton, MD
February 2, 2002

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

The Scott James Group, Inc.

Notes to the Financial Statements - December 31, 2001

Significant Accounting Policies: Nature of Operations
Scott James Group, Inc. ("the Company") is a NASD Broker/Dealer. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

Security Valuations All investments are carried at fair value, which are market quotations when readily available or determined in "good faith" by the board of directors when market quotations are not readily available. Money market funds are carried at fair value.

Federal Income Taxes The Company operates as a Subchapter S Corporation and as such all tax liability flows through to the personal return of Scott S. James, who is 100% owner and principal.

Others The Company follows industry practices and records security transactions on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Subject: Material Inadequacies

As required by SEC Rule 17a-5(d)(1), the Rule, and in connection with our audit of the Scott James Group, Inc. for the period ended December 31, 2001, we have found no material inadequacies to report.

Tamba S. Mayah, CPA
New Carrollton, MD
February 2, 2002

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2001

Assets	Allowable	Non-Allowable	Total
Cash	54,719		
Receivables from Brokers or Dealers			
A. Clearance Account	25,000		
B. Other	2,671		
Other Assets		1,038	
Total Assets	82,390	1,038	83,428

Liabilities & Shareholder's Equity

Liabilities	AI Liabilities	Non-AI Liabilities	Total
Accounts Payable	245	0	245
Long-Term Debt	0	0	0
Total Liabilities	245		245

Shareholders Equity			
Common Stock			1
Additional Paid-In Capital			104,206
Retained Earnings			-21,024
Total Ownership Equity			83,183
Total Liabilities & Shareholder's Equity			83,428

Scott James Group, Inc.
Statement of Income
For the Year Ended December 31, 2001

REVENUE	
Commissions:	
Commissions on transactions in exchange listed equity securities executed on an exchange	2,250
Commissions on listed options transactions	25
All other securities commissions	2,388
Total securities commissions	4,663
Gains or losses on firm securities investment accounts	-950
Fees for account supervision, investment advisory and administrative services	72,483
Other revenue	5,698
Total Revenue	81,894
EXPENSES	
Other employee compensation and benefit	73,745
Commissions paid to other broker-dealers	1,137
Interest expense	7
Regulatory fees and expenses	16,604
Other expenses	7,969
Total Expenses	99,462
NET INCOME	-17,568

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001
Increase (Decrease) in Cash

Cash Flows from operating activities:	
Net Income	(17,568)
Increase In Accounts Payable	245
Increase In Accounts Receivable	(2,671)
Net Cash Provided by Operating Activities	(19,994)
Capital Contributions	56,661
Capital Withdrawals	(16,954)
Net Cash Provided by Capital Contributions	39,707
Net Increase In Cash	19,713
Cash Beginning of Year	61,044
Cash End of Year	80,757

Scott James Group, Inc.
Statement of Changes in Ownership Equity 2001

Balance, beginning of period	61,044
Net Income (loss)	-17,568
Additions	56,661
Deductions	-16,954
Balance, end of period	83,183

Scott James Group, Inc.
Statement of Changes in Liabilities Subordinated to claims of General Creditors
For the Year Ended December 31, 2001

Liabilities subordinated to claims of general creditors beginning of period	0
Liabilities subordinated to claims of general creditors beginning of period	0
Net change in liabilities subordinated to claims of general creditors	0

Scott James Group, Inc.
Net Capital
31-Dec-01

Money Market	50,319.19
Clearing Deposit	25,000.00
Checking Account	2,436.19
Web CRD Balance	1,038.00
Accounts Receivable	2,670.71
Pershing Net Credit Balance	1,964.05
Total Assets	83,428.14
-Total Liabilities	244.93
Net Worth	83,183.21
-Non-Allowable	1,038.00
Adjusted Capital	82,145.21
-Haircut	1,006.38
Net Capital	81,138.83
-Required Minimum	50,000.00
Excess Net Capital	31,138.83

Aggregate Indebtedness	244.93
Ratio of AI to Net Capital	0.00

Scott James Group, Inc.
COMPUTATION OF NET CAPITAL 12/31/2001

Total ownership equity from Statement of Financial Condition	83,183
Total ownership equity qualified for Net Capital	83,183
Total capital and allowable subordinated liabilities	83,183
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	1,038
Net capital before haircut on securities positions	82,145
Haircuts: Money Market	1,006
Net Capital	81,139

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	50,000
Excess Net Capital	31,139

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total AI Liabilities from Statement of Financial Condition	245
Total aggregate indebtedness	245
Percentage of aggregate indebtedness to net capital	0.3%

No differences exist between the unaudited Part IIA Focus Filing and this report.